Exhibit 99.1

Sandstorm Gold Announces Record Production in Second Quarter

Vancouver, British Columbia — July 30, 2015 Sandstorm Gold Ltd. (“Sandstorm” or the “Company”) (NYSE MKT: SAND, TSX: SSL) has released its results for the second quarter ended June 30, 2015 (all figures in U.S. dollars).

— SECOND quarter Highlights

•	Record Attributable Gold Equivalent ounces sold[1] of 12,901;

•	Revenue of $15.4 million;

•	Average cash cost per Attributable Gold Equivalent ounce[1] of $304 resulting in cash operating margins[1] of $892 per ounce;

•	Operating cash flow of $9.5 million;

•	Net loss of $13.5 million;

•	Announced the closing of the restructuring of the Aurizona Gold Stream and its outstanding loan with Luna Gold Corp. (“Luna”); and

•	Announced the closing of the acquisition of Gold Royalties Corporation (“Gold Royalties”). Gold Royalties has over $1 million in cash and a portfolio of royalties on 12 mining projects located in Canada, including one royalty that is generating cash flow from gold production.

Sandstorm President & CEO Nolan Watson commented, “The second quarter delivered solid operating cash flow to the company driven by record gold sales from our 14 producing royalty and stream assets. With over $50 million in cash at quarter end, Sandstorm is in a position to be a buyer in what is a struggling gold market, and we believe that as we execute on the opportunities that are in front of us, we will build significant shareholder value.”

— Financial Results

Revenue and Gold Sales

Revenue was $15.4 million in the second quarter of 2015, generated from the sale of 12,901 Attributable Gold Equivalent ounces at an average realized selling price of $1,196 per ounce. Revenue in the second quarter of 2014 was $13.2 million with the increase in 2015 primarily being driven by a 27% increase in the number of Attributable Gold Equivalent ounces sold.

Costs and Expenses

The average cash cost per attributable ounce was $304 during the quarter, resulting in a cash operating margin of $892 compared to $310 and $986 respectively for the second quarter of 2014. Administrative expenses and project evaluation costs together increased by $0.8 million compared to the second quarter of 2014 due to the vesting of previously granted stock based compensation and professional fees relating to increased corporate activity.

Earnings and Operating Cash Flow

For the three months ended June 30, 2015, the net loss and cash flow from operations were $13.5 million and $9.5 million, respectively, compared with net income and cash flow from operations of $3.0 million and $9.4 million for the comparable period in 2014. The change is attributable to a combination of factors including a $8.1 million increase in income tax expense related to a reduction of the Company’s deferred income tax assets which is a non-cash expense, a $3.5 million non-cash increase in depletion expense largely driven by an increase in Attributable Gold Equivalent ounces sold, a $3.3 million non-cash impairment relating to the Summit Gold Stream, a $1.1 million non-cash loss on revaluation of the Company’s investments, an increase project evaluation costs and a number of non-recurring items.

— Streams and Royalties

The Company’s stream and royalty segments for the three months ended June 30, 2015 are summarized in the table below:

In $000’s	Attributable ounces sold	Sales and royalty revenues	Cost of sales (excluding depletion)	Depletion	Impairment of mineral interest	Income (loss) before taxes	Cash flow from operations
Aurizona	2,921	$3,519	$1,192	$346	$-	$1,981	$2,327
Bachelor Lake	2,125	2,537	1,063	1,263	-	211	1,474
Black Fox	1,378	1,630	714	985	-	(69)	916
Diavik	1,345	1,609	-	1,665	-	(56)	1,409
Ming	416	488	-	497	-	(9)	488
Santa Elena	2,659	3,186	948	1,943	-	295	2,238
Royalties	2,057	2,460	-	3,522	-	(1,062)	2,152
Other	-	-	-	-	(3,323)	(3,323)	-
Corporate	-	-	-	-	-	674	(1,525)
Consolidated	12,901	$15,429	$3,917	$10,221	$(3,323)	$(1,358)	$9,479

Attributable Gold Equivalent ounces sold for the three months ended June 30, 2015 was 12,901 ounces compared with 10,149 ounces for the comparable period in 2014. The ounces sold during the 2015 quarter represented a 27% increase from 2014, and a record for the Company. The increase in ounces was largely attributable to increases in gold ounces sold from the Santa Elena Mine in Mexico (“Santa Elena”) and the Aurizona Mine in Brazil (“Aurizona”) as well as an additional 1,345 Attributable Gold Equivalent ounces arising from the recently acquired royalty on the Diavik mine in the Northwest Territories, Canada. The production increases were partially offset by decreases in gold ounces sold from the Bachelor Lake Mine in Quebec, Canada (“Bachelor Lake”).

Santa Elena Mine

SilverCrest Mines Inc. (“SilverCrest”) posted record production from Santa Elena during the second quarter of 2015 due to increased throughput and mill operating efficiencies which increased gold and silver recoveries. As a result, Sandstorm’s gold ounces sold from Santa Elena increased by 244% compared to the second quarter of 2014.

Sandstorm has a gold stream to purchase 20% of the gold produced at Santa Elena at a per ounce price of $357. When Sandstorm’s attributable production from Santa Elena reaches 50,000 ounces of gold, the on-going per ounce payments will increase to US$450.

Subsequent to quarter end, First Majestic Silver Corp. (“First Majestic”) and SilverCrest announced that the companies had entered into a definitive agreement whereby First Majestic would acquire all of the issued and outstanding common shares of SilverCrest (the “Acquisition”). Sandstorm’s Santa Elena Gold Stream will not be affected by the Acquisition.

Aurizona Mine

Gold ounces sold from the Aurizona mine was 25% higher when compared to the second quarter of 2014. Luna is processing ore from a stockpile and it is expected that the stockpile will be depleted and Luna will cease milling operations during the third quarter of 2015.

The Company has a 3% to 5% sliding scale net smelter returns (“NSR”) royalty on the production from Aurizona. At gold prices less than or equal to $1,500 per ounce, the royalty is a 3% NSR. In addition, Sandstorm holds a 2% NSR on Luna’s 200,000 hectares of greenfields exploration ground. At any time prior to the commencement of commercial production, Luna has the ability to purchase one-half of the greenfields NSR for a cash payment of $10 million.

Bachelor Lake Mine

Compared to the second quarter of 2014, there was a 15% decrease in gold ounces sold from Bachelor Lake, primarily related to the mine experiencing lower feed grade which was largely driven by higher than expected dilution from some stopes. Metanor considers this occurrence to be isolated and expects grades to increase in the following quarters. Metanor recently released positive drill results from its exploration activities at the Bachelor Lake Mine. For detailed results refer to the Metanor website at www.metanor.ca.

Sandstorm has a gold stream to purchase 20% of the gold production at Bachelor Lake for US$500 per ounce.

— outlook

Based on the Company’s existing gold streams and royalties, production for 2015 is forecasted to be between 40,000 to 50,000 Attributable Gold Equivalent ounces. The Company is forecasting Attributable Gold Equivalent production of approximately 50,000 ounces per annum beginning in 2018.

— other

Tax

During the three months ended June 30, 2015, the Company recognized a non-cash reduction in its deferred income tax assets of $8.1 million. This is a non-cash based expense and the Company continues to have substantial loss-carryforward pools in Canada for tax purposes.

Gold Stream Settlement

As contemplated in the Deflector gold purchase agreement, the Company provided notice to Doray Minerals Ltd. that it was requesting back the $6.0 million that Sandstorm had advanced under the purchase agreement. As part of a settlement agreement, the Company received $7.0 million in June 2015. The difference between the $7.0 million received and the carrying value of the Deflector mineral interest of $6.3 million was recognized in other income. As a result of the settlement, both parties’ obligations were extinguished under the gold purchase agreement.

Impairment

The lack of progress with respect to Santa Fe Gold Corp. (“Santa Fe”) raising additional capital to satisfy the terms and conditions of the negotiated restructuring of its senior secured indebtedness, prompted the Company to evaluate its investment in the Summit Gold Stream. As a result of its review, the Company recorded an impairment charge of $3.3 million for the full balance of the mineral interest.

— Webcast and Conference Call Details

A conference call will be held on July 31, 2015 starting at 8:30am PDT to further discuss the second quarter results. To participate in the conference call, use the following dial-in numbers and conference ID:

Local/International: 647-788-4916

North American Toll-Free: 877-214-4966
Conference ID: 98823585

It is recommended that participants dial in five minutes prior to the commencement of the conference call. An audio webcast of the conference call can be accessed via the following link, http://ow.ly/QcQSa, and will also be available on the Sandstorm website.

The Sandstorm Management Discussion and Analysis (MD&A) and Financial Statements for the second quarter will be accessible on the Company’s website and on SEDAR at www.sedar.com. The Company has also completed a Form 6-K filing with the SEC that will be accessible on EDGAR at www.sec.gov/edgar.shtml. Shareholders can request a hard copy of the MD&A and Financial Statements by emailing info@sandstormltd.com.

Note 1

Sandstorm has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards (IFRS) including average cash cost per ounce of gold and cash operating margin. Average cash cost per ounce of gold is calculated by dividing the total cost of sales, less depletion, by the ounces sold. In the precious metals mining industry, this is a common performance measure but does not have any standardized meaning. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Cash operating margin is calculated by subtracting the average cash cost per ounce of gold from the average realized selling price per ounce of gold. The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metals mining industry who present results on a similar basis. The Company’s royalty income is converted to an attributable gold equivalent ounce basis by dividing the royalty income for that period by the average realized gold price per ounce from the Company’s gold streams for the same respective period. These attributable gold equivalent ounces when combined with the gold ounces sold from the Company’s gold streams (individually and collectively referred to as “Attributable Gold Equivalent”) equal total Attributable Gold Equivalent ounces sold. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS measures differently.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a gold streaming and royalty company. Sandstorm provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm has acquired a portfolio of 72 streams and royalties, of which 14 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold streams and royalties.

For more information visit: www.sandstormgold.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm Gold Ltd. (“Sandstorm”). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm” in Sandstorm’s annual report for the financial year ended December 31, 2014 available at www.sedar.com. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Sandstorm does not undertake to update any forward looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

CONTACT INFORMATION

Erfan Kazemi	Denver Harris
Chief Financial Officer	Investor Relations

604 689 0234	604 628 1178